Atlas Copco

Press Release from the Atlas Copco Group

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iness Area Executive, Industrial Technique
+46 (0)70 569 8505

Atlas Copco sells its electric tool business to Techtronic Industries

Stockholm, Sweden, August 30, 2004: Atlas Copco Group has agreed to sell its electric tool business to Techtronic Industries Co. Ltd., based in Hong Kong (Hong Kong Stock Exchange, stock code 669), for a total pre-adjustment purchase price of MUSD 713 (MSEK 5 350) less agreed adjustment in the amount of MUSD 86 (MSEK 650) reflecting pension and post-retirement liabilities. The sale is subject to regulatory approvals and to approval from Techtronic's shareholders.

The divestment includes two divisions within the Industrial Technique business area; Atlas Copco Electric Tools, Germany, and Milwaukee Electric Tool, the United States. In 2003, the business had revenues of approximately MUSD 700 (MSEK 5 250) and 3 100 employees. Products are marketed under the Milwaukee and the AEG brands.

Synergies in distribution, manufacturing and product development between the electric tool business and other businesses within the Atlas Copco Group, are limited. Also, the selling process is different. While the electric tool divisions sell to industrial distributors and retailers, most other divisions sell directly to industrial end-users and only to certain extent through distributors.

Following the divestment, the Industrial Technique business area has two industrial tool divisions, with total revenues of approximately MUSD 600 (MSEK 4 500) in 2003.

Several companies were interested in acquiring Atlas Copco's electric tool business. The successful bidder, Techtronic Industries, a leading supplier of home improvement products, offers a global brand portfolio including Ryobi power tools. (See also www.ttigroup.com)

Merrill Lynch International is advising Atlas Copco in this transaction.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.